United States securities and exchange commission logo





                                January 30, 2024

       Tommy Zhou
       Chief Financial Officer
       First High-School Education Group Co., Ltd.
       No. 1-1, Tiyuan Road, Xishan District
       Kunming, Yunnan Province 650228
       People   s Republic of China

                                                        Re: First High-School
Education Group Co., Ltd.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Response dated
December 22, 2023
                                                            File No. 001-40150

       Dear Tommy Zhou:

              We have reviewed your December 22, 2023 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 8,
       2023 letter.

       Form 20-F for Fiscal Year Ended December 31, 2022

       General

   1. We note your structure chart in response to prior comment 2. Please name the sponsor(s)
                                                        and their respective
interest(s) for the ten schools in Yunan province and Wenshan Long-
                                                        Spring Experimental
Secondary School.
   2. We note your response to prior comment 7 and reissue. We note your explanation that the uses of "we" and "our"
are intended to include substantive operations performed by the
                                                        VIE. However, please
refrain from using terms such as    we    or    our    when describing
                                                        activities or functions
of a VIE so that it is clear to investors which entity the disclosure is referencing and which
subsidiaries or entities are conducting business
                                                        operations. Please
provide your proposed revised disclosure for the rest of you annual
 Tommy Zhou
First High-School Education Group Co., Ltd.
January 30, 2024
Page 2
      report. In particular, we note uses of "we" and "our" in Item 4 that includes activities performed by the VIE and your disclosure on page 70 that the VIE owns the schools.
3. We note your response to prior comment 4 and we reissue. Please provide a cross-refence for each of the summary risk factors in the section titled "Risks related to doing business in China." In this light, in response to our prior comment, it appears that you have only included cross-references on some of the summary risk factors in this section.
       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact
Nicholas Nalbantian at 202-551-7470 or Cara Wirth at 202-551-7127 with any other questions.



                                                             Sincerely,
FirstName LastNameTommy Zhou
                                                     Division of Corporation
Finance
Comapany NameFirst High-School Education Group Co., Ltd.
                                                     Office of Trade & Services
January 30, 2024 Page 2
cc:       Yu Ma, Esq.
FirstName LastName